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                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934


                                  December 2003


                                   AEGON N.V.
                          Courtesy filing on behalf of
                        Transamerica Finance Corporation


                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands

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The press release of AEGON N.V.' subsidiary Transamerica Finance Corporation, dated December 18, 2003, is included as appendix and incorporated herein by reference.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AEGON N.V
                                                ------------------------------
                                                (Registrant)

Date: December 19, 2003                         By
                                                ------------------------------
                                                E. Lagendijk
                                                Senior Vice President and
                                                General Counsel